FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                              --------------------------
                                     1934
                                     ----


                               December 27, 2004

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                           Form 20-F    X            Form 40-F
                                      -----                     -----

         [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

                           Yes                       No    X
                                 -----                   ------

         [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

                           Yes                       No    X
                                 -----                   ------


         [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                           Yes                       No    X
                                 -----                   ------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- n/a.
                                                  ---


                                                               Total Pages: 4

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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                              Smith & Nephew plc
                                              (Registrant)


Date: December 27, 2004                  By:  /s/ Paul Chambers
                                              -----------------
                                              Paul Chambers
                                              Company Secretary



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
Smith & Nephew plc       T 44 (0) 207 401 7646                   [LOGO OMITTED] We are smith&nephew
15 Adam Street           F 44 (0) 207 960 2350
London WC2N 6LA          www.smith-nephew.com
England

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SMITH & NEPHEW ANNOUNCEMENT DATES FOR 2005 AND DETAILS OF THE BRIEFING AT THE
AMERICAN ACADEMY OF ORTHOPAEDIC SURGEONS


22 December 2004

Smith & Nephew plc (NYSE:SNN; LSE:SN) will announce its preliminary results for 2004 at 12.00 noon GMT/7.00am EST on 3 February 2005. A presentation for analysts will be held at 2.00pm GMT/9.00am EST.

The company will announce its quarterly results through the year as follows:

Quarter 1                  5 May 2005
Interims/Quarter 2         4 August 2005
Quarter 3                  27 October 2005

The company will host a meeting for analysts and investors at the American Academy of Orthopaedic Surgeons (AAOS), the largest orthopaedic congress in the world, at 8.00am (EST) on Wednesday 23 February 2005 in Washington DC.

The meeting will be hosted by Sir Christopher O'Donnell, Chief Executive, with presentations from Dave Illingworth, President of Smith & Nephew's orthopaedics business, and Jim Taylor, President of the endoscopy business. The presentations will focus on Smith & Nephew products being exhibited by the orthopaedic and endoscopy businesses at the surgeon meeting. These will also be broadcast live by webcast on the Smith & Nephew website at www.smith-nephew.com and will be available on the site archive shortly afterwards.

About Us

Smith & Nephew (LSE: SN, NYSE:SNN) is one of the world's leading medical devices companies, specialising in Orthopaedics, Endoscopy and Advanced Wound Management. Smith & Nephew ranks as the global leader in arthroscopy and advanced wound management and is the fastest growing full-line orthopaedics company in the world.

Smith & Nephew is dedicated to helping improve people's lives. The company prides itself on the strength of its relationships with its surgeon and healthcare professional customers, with whom its name is synonymous with the highest standards of performance, innovation and trust. The company has over 8,000 employees and operates in 32 countries around the world, generating sales of over (GBP) 1 billion.






                                                          News


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Enquiries:

UK Smith & Nephew Contact
Peter Nind                                             Tel: +44 (0)20 7401 7646
Corporate Affairs Manager


US Smith & Nephew Contact
Angie Craig                                            Tel: +1 212 850 5756
Vice President US Investor and Media Relations